Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

April 27, 2011

iPath

iPath Exchange Traded Notes

iPath® Pure Beta S&P GSCI®-Weighted ETN

The iPath® Pure Beta S&P GSCI®-Weighted ETN is linked to the Barclays Capital Pure Beta Series-2 TR Index (the "Index") and is designed to provide exposure to the returns potentially available through an unleveraged investment in futures contracts on the physical commodities comprising the S&P GSCI® Total Return Index (the "Reference Index"), while mitigating the effects of certain distortions in the commodity markets on such returns through the application of the Barclays Capital Pure Beta Series 2 Methodology.

Investors can trade on an exchange at market price or receive a cash payment at the scheduled maturity date or through early redemption[1], based on the performance of the index less investor fees. In addition, the issuer may redeem the ETNs at its sole discretion on any trading day prior to maturity.

NOTE DETAILS

Ticker	SBV
Intraday indicative value ticker	SBV.IV
Bloomberg index ticker	BCC2C1PT
CUSIP	06740P122
Primary exchange	NYSE Arca
Yearly fee	0.75%
Automatic termination trigger	0.10%
Inception date	04/20/11
Maturity date	04/18/41
Index	Barclays Capital Pure Beta Series-2 TR

* The investor fee is equal to the Yearly Fee times the closing indicative value of your securities times the daily index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will be equal to the Yearly Fee times the closing indicative value of your securities on the immediately preceding calendar day times the daily index factor on that day (or, if such day is not an index business day, one) divided by 365. The index factor on any index business day will be equal to the closing indicative value of the index on that index business day divided by the closing level of the index on the immediately preceding index business day. In addition, on each calendar day, a "futures execution cost" will be charged and deducted from the closing indicative note value of each ETN. The effect of the futures execution cost accumulates over time and is subtracted at a rate of 0.10% per year. See the applicable prospectus for more details.

INDEX CORRELATIONS

Barclays Capital Pure Beta Series-2 TR	1.00
S&P GSCI® Total Return Index	0.99
Dow Jones-UBS Commodity Index Total Return℠	0.90
S&P 500 Index	0.79
Barclays Capital U.S. Aggregate Bond Index	-0.27

Sources: S&P, UBS Securities LLC, Dow Jones Indexes, Barclays Capital, MSCI Inc., Bloomberg, BlackRock 03/10 - 03/11, based on weekly returns.

INDEX COMMODITY GROUPS



Energy	68.30%
Agricultural	16.80%
Industrial Metals	7.50%
Livestock	4.40%
Precious Metals	3.00%

Source: Barclays Capital, as of 03/31/11. Subject to change.

ISSUER DETAILS

Barclays Bank PLC long-term, unsecured obligations*	
S&P rating	AA-
Moody's rating	Aa3

The iPath ETNs are not rated, but are backed by the credit of Barclays Bank PLC. The iPath ETNs rely on the rating of their issuer, Barclays Bank PLC.

* We have not obtained a rating from any rating organization with respect to the iPath ETNs. A security rating is not a recommendation to buy, sell or hold securities, and each rating should be evaluated independently of any other rating. A security rating is subject to revision or withdrawal at any time by the assigning rating organization, and there is no assurance that any security rating will remain in effect for any given period of time or that it will not be lowered, suspended or withdrawn entirely by the applicable rating agency. Any such lowering, suspension or withdrawal of any rating may have an adverse effect on the market price or marketability of the iPath ETNs.

INDEX TOTAL RETURNS & STANDARD DEVIATION

(as of 3/31/11)

	3-MONTH RETURN %	6-MONTH RETURN %	1-YEAR RETURN %	STANDARD DEVIATION % ANNUALIZED*
Barclays Capital Pure Beta Series-2 TR	12.86	27.97	26.96	n/a
S&P GSCI® Total Return Index	11.56	26.53	22.73	27.31
Dow Jones-UBS Commodity Index Total Return℠	4.45	20.94	28.49	20.76
S&P 500 Index	5.92	17.31	15.65	17.87
Barclays Capital U.S. Aggregate Bond Index	0.42	-0.88	5.12	3.59

* Based on monthly returns for 03/06 - 03/11.
Sources: S&P, UBS Securities LLC, Dow Jones Indexes, Barclays Capital, Bloomberg, BlackRock.

Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. For current Index and iPath ETN performance, go to www.iPathETN.com.

[1] Investors may redeem at least 50,000 units of the iPath® Pure Beta S&P GSCI®-Weighted ETN on a daily basis directly to the issuer, Barclays Bank PLC, subject to the procedures described in the relevant prospectus.

iPath® Pure Beta S&P GSCI®-Weighted ETN

Index Description: The Barclays Capital Pure Beta Series-2 TR Index is comprised of a basket of exchange traded futures contracts. However, unlike many commodity indices which roll their exposure to the corresponding futures contract on a monthly basis in accordance with a pre-determined roll schedule, the Index may roll into one of a number of futures contracts with varying expiration dates, as selected using the Barclays Capital Pure Beta Series 2 Methodology. The Barclays Capital Pure Beta Series 2 Methodology is not applied to certain precious metals commodities, and with respect to those commodities, the Index will roll monthly in accordance with the Reference Index's pre-determined roll schedule. The Index inception date was October 30, 2009.

The commodities represented in the Index are rebalanced monthly according to the weightings within the Reference Index; however, the weightings fluctuate between rebalancings due to changes in market prices.

In addition the Index reflects the Treasury Bill rate of interest that could be earned on cash collateral invested in specified Treasury Bills.

TOP TEN CONTRACTS INCLUDED IN THE BARCLAYS CAPITAL PURE BETA SERIES-2 TR*

COMMODITY	TICKER	WEIGHTING	TRADING FACILITY	COMMODITY GROUP
Oil (WTI Crude)	CL	33.19%	NYM	Energy
Oil (Brent Crude)	LCO	15.90%	ICE	Precious Metals
Oil (Gasoil)	LGO	6.71%	ICE	Agriculture
Heating Oil	HO	4.91%	NYM	Energy
Oil (RBOB)	RB	4.86%	NYM	Agriculture
Corn	C	4.57%	CBT	Industrial Metals
Copper (Grade A)	MCU	3.41%	LME	Industrial Metals
Wheat (Chicago)	W	3.11%	CBT	Precious Metals
Natural Gas	NG	2.73%	NYM	Energy
Cotton #2	CT	2.56%	ICE	Energy

* As of 03/31/11. Source: S&P, Goldman Sachs, NYM-NYMEX Division New York Mercantile Exchange, CBT-Chicago Board of Trade, CME-Chicago Mercantile Exchange, LME-London Metal Exchange, CMX-COMEX Division-New York Mercantile Exchange, ICE-ICE U.K., NYF-ICE Futures U.S.

An investment in iPath ETNs involves risks, including possible loss of principal. Barclays Bank PLC as issuer may redeem a series of Securities (in whole but not in part) at its sole discretion on any trading day on or after the inception date until and including maturity. See the relevant prospectus for more information regarding the risks associated with Barclays Bank PLC's right to redeem the Securities. For a description of the main risks see "Risk Factors" in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN .com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Fund Distribution Company assists in the promotion of the iPath ETNs.

iPath ETNs (the "Securities") are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased or decreased (as may be applicable to the particular series of Securities). An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. **Sales in the secondary market may result in significant losses.**

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.

The index components for iPath ETNs linked to commodities indexes are concentrated in the commodities sector. The market value of the Securities may be influenced by many unpredictable factors, including, where applicable, highly volatile commodities prices, changes in supply and demand relationships; weather; agriculture; trade; pestilence; changes in interest rates; and monetary and other governmental policies, action and inaction. Index components that track the performance of a single commodity, or index components concentrated in a single sector, are speculative and may typically exhibit higher volatility. The current or "spot" prices of the underlying physical commodities may also affect, in a volatile and inconsistent manner, the prices of futures contracts in respect of the relevant commodity. These factors may affect the value of the index and the value of your Securities in varying ways.

For iPath ETNs linked to the performance of an index that involves the application of the Pure Beta Series 2 Methodology, an investment in such iPath ETNs may underperform compared to an investment in instruments linked to the reference index to which the Pure Beta Series 2 Methodology is applied. The Pure Beta Series 2 Methodology may result in allocation to futures contracts that increase negative roll yields.

Each of the Barclays Capital commodities indices referenced herein is a trademark of Barclays Bank PLC.

©2011 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. iP-0368-0411

Not FDIC Insured • No Bank Guarantee • May Lose Value

iP-SBV-I0411

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